UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month May 2017

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .               .

Grifols, S.A.

Item		Sequential Page Number

1.	Relevant Event, dated May 26, 2017.	1

Grifols, S.A. Parc Empresarial Can Sant Joan Avda Generalitat nº 152-158 08174 SANT CUGAT DEL VALLES ESPAÑA Tel (34) 935 710 500 Fax (34) 935 710 267

RELEVANT EVENT

Pursuant to the provisions of article 228 of the Consolidated Text of the Securities Market Act, approved by the Legislative Royal Decree 4/2015, of 23 October, Grifols, S.A. (the “Company”) hereby informs that:

The Ordinary General Shareholders’ Meeting held on today’s date, on second call, has passed all the proposals submitted to the shareholders’ approval. The complete text of the proposals is attached hereto as Annex 1 and may also be viewed on the Company’s website (www.grifols.com).

In this connection, the Ordinary General Shareholders’ Meeting has passed under the first item of its agenda the distribution of a preferred dividend, mandatory pursuant to the provisions of article 6 Bis.2 of the Company’s Articles of Association, equal to Euro 0.01 per every Class B Share in circulation entitled to receive it, that will be paid on 1 June 2017. Attached hereto, as Annex 2 is the notice regarding the payment of the preferred dividend.

Also, the Ordinary General Shareholders’ Meeting has passed the distribution of EUR 92,659,798 in concept of ordinary dividend against the results of the fiscal year ended as of 31 December 2016 that will be paid next 1 June 2017, in the terms resulting from the notice attached hereto as Annex 3.

In Barcelona, on 26 May 2017

Núria Martín Barnés
Secretary to the Board of Directors

ANNEX 1

GRIFOLS, S.A.

PROPOSED RESOLUTIONS TO BE SUBMITTED TO THE GENERAL
SHAREHOLDERS’ MEETING
(25 / 26 May 2017)

First.                                                                  Review and approval, as the case may be, of the individual annual accounts and management report, as well as the proposal for allocation of results relating to the fiscal year ended December 31, 2016, and approval of a preferred dividend corresponding to Class B shares.

A.                                    To approve the Company’s individual annual accounts, which are composed of the balance sheet, profit and loss account, statement of changes in net equity, cash flow statement and annual report, as well as the individual management report, relating to the fiscal year ended December 31, 2016, which show a profit of EUR 321,792,932.

The Company’s individual annual accounts correspond to the audited accounts and will be deposited with the Commercial Registry.

B.                          In accordance with the submitted annual accounts, to approve the following allocation of results

To voluntary reserve	EUR	103,610,532
Mandatory preferred dividend attached to Class B shares	EUR	2,614,251
Dividend	EUR	215,568,149
TOTAL	EUR	321,792,932

From the dividend entry, EUR 122,908,351 were distributed to the shareholders on 7 December 2016 as interim dividend on account of fiscal year 2016 results, by virtue of the resolution passed by the Board of Directors on 28 October 2016. The amount pending to be distributed in concept of dividends amounts to EUR 92,659,798, which will be paid by Banco Bilbao Vizcaya Argentaria, S.A. as from June 1, 2017.

Likewise, the mandatory preferred dividend corresponding to Class B shares will be paid by Banco Bilbao Vizcaya Argentaria, S.A. as from June 1, 2017.

Second.                                                     Review and approval, as the case may be, of the consolidated annual accounts and management report relating to the fiscal year ended December 31, 2016.

To approve the consolidated annual accounts of the Group, which are composed of the balance sheet, profit and loss account, statement of changes in net equity, cash flow statement and annual report, as well as the management report of the Group, relating to the fiscal year ended December 31, 2016.

The consolidated annual accounts correspond with the audited accounts and will be deposited with the Commercial Registry.

Third.                                                            Review and approval, as the case may be, of the performance of the Board of Directors throughout the fiscal year ended 31 December 2016.

To approve the management of the Board of Directors, at both Company and Group level, throughout the fiscal year ended December 31, 2016.

Fourth.                                                      Appointment and/or re-election, as the case may be, of auditors of the individual annual accounts.

As established under article 40 of Law 22/2015 of audit of accounts:

A.                                    To re-elect as auditor of the Company’s individual annual accounts, the company KPMG Auditores, S.L., registered in the Official Registry of Auditors (Registro Oficial de Auditores de Cuentas del Instituto de Contabilidad y Auditoría de Cuentas) under number S0702, with registered office in Madrid, Paseo de la Castellana, n° 95, registered in the Commercial Registry of Madrid, under Volume 11,961, Sheet M-188,007 and provided with Tax Identification Card number B-78510153, for the term of one year starting January 1, 2017. Such appointment will therefore comprise the audit of the annual accounts for the fiscal year to be ended December 31, 2017.

B.                                    To appoint, as joint auditor of the Company’s individual annual accounts, the company Grant Thornton S.L.P., registered in the Official Registry of Auditors (Registro Oficial de Auditores de Cuentas del Instituto de Contabilidad y Auditoría de Cuentas) under number S0231, with registered office in Avenida Diagonal, 615, 10°, 08028 Barcelona (Spain), registered in the Commercial Registry of Barcelona, under Volume 42976, Sheet B-12635 and provided with Tax Identification Card number B08914830, for the term of one year starting January 1, 2017. Such appointment will therefore comprise the audit of the annual accounts for the fiscal year to be ended December 31, 2017.

Fifth.                                                                 Re-election of auditors of the consolidated annual accounts.

To re-elect, as auditors of the Company’s consolidated annual accounts, the company KPMG Auditores, S.L., registered in the Official Registry of Auditors (Registro Oficial de Auditores de Cuentas del Instituto de Contabilidad y Auditoría de Cuentas) under number S0702, with registered office in Madrid, Paseo de la Castellana, nº 95, registered in the Commercial Registry of Madrid, under Volume 11,961, Sheet M-188,007 and provided with Tax Identification Card number B-78510153, for the term of one year starting January 1, 2017. Such appointment will therefore comprise the audit of the annual accounts for the fiscal year to be ended December 31, 2017.

Sixth.                                                                Resignation, dismissal, re-election and/or appointment, as the case may be, of Directors. Modification, if applicable, of the number of members of the Board of Directors.

6.1.-              Re-election of Mr. Víctor Grifols Roura as a member of the Board of Directors.

To re-elect, prior report of the Appointments and Remuneration Committee, Mr. Víctor Grifols Roura as director and, as the case may be, as Chairman of the Board of Directors of the Company, for a term of four (4) years.

It is expressly stated that, according to said report of the Committee, Mr. Víctor Grifols Roura will continue to be considered as a “proprietary” director.

In order to approve this resolution, the shareholders shall be provided with this proposal, with the Board of Directors’ report and with the mentioned report prepared by the Appointments and Remuneration Committee, in compliance with the Companies Act (Ley de Sociedades de Capital).

6.2.-              Re-election of Mr. Ramón Riera Roca as a member of the Board of Directors.

To re-elect, prior report of the Appointments and Remuneration Committee, Mr. Ramón Riera Roca as director of the Company for a term of four (4) years.

It is expressly stated that, according to said report of the Committee, Mr. Ramón Riera Roca will continue to be considered as an “executive” director.

In order to approve this resolution, the shareholders shall be provided with this proposal, with the Board of Directors’ report and with the mentioned report prepared by the Appointments and Remuneration Committee, in compliance with the Companies Act (Ley de Sociedades de Capital).

Seventh.                                                 Consultative vote on the Annual Remuneration Report.

Pursuant to the provisions of article 541.4 of the Companies Act (Ley de Sociedades de Capital), to submit the Annual Remuneration Report to a consultative vote of the General Shareholders’ Meeting.

Eighth.                                                       Approval of the Remuneration Policy of the Company’s directors.

Pursuant to the provisions of article 529 novodecies of the Companies Act (Ley de Sociedades de Capital) and prior report of the Appointments and Remuneration Committee, to approve the Remuneration Policy of the Company’s directors.

The Remuneration Policy of the Company’s directors can be found at the Company’s web page www.grifols.com.

Ninth.                                                              Amendment of article 7 of the Regulations of the General Shareholders’ Meeting concerning the competences of the General Shareholders’ Meeting, in order to adapt its content to the latest amendments of the Companies Act on matters of issuance of bonds and other securities.

In view of the mandatory report of the Board of Directors, amend article 7 of the Regulation of the General Shareholders’ Meeting, concerning the competences of the General Shareholders’ Meeting, in order to adapt its content to the latest amendments of the Companies Act, introduced by Law 5/2015 of promotion of business financing (Ley 5/2005 de fomento de la financiación empresarial), on matters of issuance of bonds and other securities. The amendments consist in eliminating point (f) (the issuance of numbered series of bonds or other securities, whether convertible or not, that may recognize or create a debt) expressly as a competence of the General Shareholders’ Meeting, notwithstanding the fact that, by law, certain issuances of bonds are a competence of the General Shareholders’ Meeting. The mentioned article will read as follows (in italics):

Article 7. Competence of the General Meeting

1.                                      The General Shareholders’ Meeting, duly called and summoned, shall decide on all matters relating to its competence, in accordance with the Law and the Articles of Association.

2.                                      In particular, the General Shareholders’ Meeting shall be in charge of passing the following resolutions:

(a)                       the approval, as the case may be, of the corporate management and of the annual accounts and the allocation of the results;

(b)                       the appointment and dismissal of the members of the Board of Directors;

(c)                        the appointment and removal, in accordance with the legal requirements, of the Auditors;

(d)                       the amendment of the Articles of Association;

(e)                        the increase and reduction of the share capital, with suppression, if applicable, of the preferential subscription right; the delegation to the Board of Directors, within the terms foreseen by law, of the authority to set the date or dates for the execution of the agreed capital increase; the authorisation to the Board of Directors to increase the capital pursuant to the provisions contained in article 297. 1.b of the Companies Act (Ley de Sociedades de Capital);

(f)                          the transformation, merger, split-off and dissolution of the Company, as well as those transactions with an effect equal to the liquidation of the Company;

(g)                       the establishment, pursuant to any legal requirements, of the remuneration policy of the Board of Directors, which shall be adjusted, where applicable, to the laid down statutory remuneration system, and the application, as the case may be, of board members and company officers payment systems, through the distribution of shares, of option rights over the shares, or of incentives related to the value of the Company shares;

(h)                       the authorisation for the derivative acquisition of own shares;

(i)                          the exercise of the Company’s action for liability, according to requirements established by Law;

(j)                          the approval and amendment of the Regulations of the General Shareholders’ Meeting;

(k)                        the creation of a corporate web page;

(l)                          the acquisition, transfer or contribution of essential assets to another company;

(m)                     the transfer to controlled entities of essential activities developed until that point by the Company, although the Company retains full control of said entities; and

(n)                       any other matter attributed to it by law of by the Articles of Association.

Tenth.                                                            Amendment of article 24.ter of the Articles of Association concerning the Audit Committee, in order to adequate its content to the latest amendments of the Companies Act introduced by the Audit Act currently in force.

In view of the mandatory report of the Board of Directors, amend article 24.ter of the Articles of Association concerning the composition and functions of the Audit Committee, in order to adequate its content to the latest amendments of the Companies Act introduced by the Audit Act currently in force. The mentioned article will read as follows (in italics):

Article 24.ter.- Audit Committee.-

1.                            The Audit Committee shall be composed of a minimum of three (3) directors and a maximum of five (5), to be appointed by the Board of Directors taking into account their knowledge, competence and experience in accounting, audit and risk management and Committee duties. As a group, the members of the Committee shall have the pertinent technical knowledge in relation to the sector of activity of the Company. The Audit Committee shall be exclusively composed by non-executive directors of which at least the majority must be independent directors.

2.                            The Chairperson of the Committee, whose position shall be held by an independent director, will be appointed by the Board of Directors. The Chairperson shall be replaced every four (4) years, being eligible for re-election only after one (1) year has elapsed since his dismissal. The Board of Directors will appoint the Secretary of the Audit Committee, who may be (a) one of the members of the Audit Committee (being, in such case, Secretary member of the Audit Committee), (b) any other member of the Board of Directors of the Company who is not a member of the Audit Committee (being, in such case, Secretary non member of the Audit Committee), or (c) the Secretary or a Vice secretary of the Board of Directors of the Company (being, in such case, Secretary non member of the Audit Committee). The Secretary shall record in the minutes the resolutions passed at each Meeting of the Committee and report to the full Board of Directors through its Chairperson. The Audit Committee shall be deemed validly held when it is attended by half plus one of its members, either present or represented by proxy. Resolutions shall be passed by absolute majority of the members of the Board present at the meeting. In the event of a tie, the Chairperson shall have the casting vote.

3.                            Notwithstanding the provisions of the Law, of these Articles of Association or other commitments assigned to it by the Board of Directors, the Audit Committee shall have the following basic responsibilities:

(a)              To inform the General Shareholders’ Meeting of any issues raised on matters for which the Committee is responsible and particularly with respect to the results of the audit of the annual accounts, explaining how it has contributed to the integrity of the financial information, and the role that the Committee has played in such process;

(b)              To supervise the efficiency of the Company’s internal control, internal audit and risk management systems, as well as discussing, with the auditor, any major flaws in the control system identified during the audit process without jeopardizing its independence. To such effects, the Committee may, if applicable, submit recommendations or proposals to the Board of Directors and the corresponding period of time for their monitoring;

(c)               To monitor the preparation and presentation process of the perceptive financial information and present recommendations or proposals to the Board of Directors directed to safeguarding its integrity;

(d)              To submit to the Board of Directors any proposals regarding the selection, appointment, reelection and substitution of the auditor, being responsible for the selection process in conformity with the applicable regulations, including the terms of his contract and requests for information on the audit strategy and execution, in addition to performing his duties independently;

(e)               To establish the appropriate relationships with the external auditor to receive information about any issues that may entail a threat to his independence, and which the Audit Committee will examine, and any other issues regarding the development of the audit of accounts process, and, when applicable, the authorization of the services different from those prohibited in the terms established in the applicable regulations as regards independence as well as any notifications required in the audit of accounts legislation and in the audit regulations. In any case, annually receive from the external auditors a statement of their independence in relation to the entity, or any entities directly or indirectly related to it, as well as any detailed and individualized information on any kind of ancillary services provided and the corresponding fees paid by these entities to the external auditor or the persons or entities related to it in accordance with the regulations applicable to the audit of accounts activity;

(f)                 Prior to issuing the audit of accounts report, annually issue a written opinion on whether the independence of the auditors or audit firms has been compromised. This opinion must include, at the very least, a reasoned assessment of each and every one of the provided ancillary services mentioned above, which shall be individually and jointly assessed, different from the legal audit, and on the subject of the independence status or regulations applicable to the audit of accounts activity; and

(g)              To inform the Board of Directors in advance about any issues set out in the Law, the Articles of Association and the Board’s Regulations, and specifically about:

1.                   any financial information that the company must make public from time to time;

2.                   the creation or acquisition of shares in special purpose entities or in entities resident in countries or territories that are considered tax havens; and

3.                   transactions with related parties.

4.                            The Audit Committee shall meet as regularly as required to ensure the correct development of its duties.

5.                            Any member of the executive board or the staff of Company whose presence is required by the Chairperson is obliged to attend the meetings of the Committee and to provide the assistance and information requested. The Chairperson may also request the attendance of the auditors to the meetings.

6.                            The Audit Committee may seek the advice of external consultants in order to ensure a better performance of its functions.

Eleventh.                                           Information on the amendments of the Internal Regulations of the Company’s Board of Directors, pursuant to article 528 of the Companies Act.

Pursuant to article 528 of the Companies Act, to inform the shareholders of the amendments of the Internal Regulations of the Company’s Board of Directors concerning the composition and responsibility of the Audit Committee, in order to adapt said regulations to the Companies Act currently in force. The shareholders have access to said regulations at the Company’s web site.

Twelfth.                                                 Renewal of the delegation to the Board of Directors, with full power of substitution in any of its members, of the authority to apply for the listing of the Company’s ordinary Class A shares on the NASDAQ.  Revocation of the previous delegation of authorities passed by the Ordinary General Shareholders’ Meeting of 30 May 2014.

A.                          It is resolved to delegate to the Board of Directors, with full power of substitution in any of its members, the authority to apply, at any time within a maximum term of three (3) years as from the date of this General Meeting, for the listing of the Company’s ordinary Class A shares, via ADSs (American Depositary Shares), on the National Association of Securities Dealers Automated Quotation (NASDAQ), as well as carry out all proceedings and actions required, make the pertinent applications and prepare and file the required documents with the competent authorities of the aforementioned stock exchange for the effective listing of the Company’s ordinary Class A shares on NASDAQ.

This resolution will have no effects if the listing of Class A shares to which it refers is not requested within three (3) years as from the date of this resolution.

B.                          It is agreed to revoke and leave without effects in all of its terms, the previous delegation of authorities to the Board of Directors of the authority to apply for the listing of the Company’s ordinary Class A shares on the National Association of Securities Dealers Automated Quotation (NASDAQ), passed by the Ordinary General Shareholders’ Meeting of 30 May 2014.

Thirteenth.                                 Granting of authorities to formalize and execute the resolutions passed by the General Meeting.

To empower all the members of the Board of Directors, as well as the Secretary and Vice Secretary, so that any of them, indistinctively, may formalize in a public deed the resolutions passed at the General Shareholders’ Meeting, with the authorities to amend, correct or interpret their wording based on the oral or written evaluation of the Commercial Registry and for the sole purposes of their registration in the same, being able, as the case may be, to request their partial registration. Said authorization also comprises the granting of all kinds of public or private documents as may be deemed necessary for the execution, development and formalization of all resolutions passed at the General Shareholders’ Meeting, with no limitation.

*                       *                       *

[THIS DOCUMENT CONSTITUTES A TRANSLATION INTO ENGLISH OF THE OFFICIAL SPANISH VERSION OF THE PROPOSED RESOLUTIONS TO BE SUBMITTED TO THE GENERAL SHAREHOLDERS’ MEETING (25 / 26 May 2017). IN CASE OF DISCREPANCIES, THE OFFICIAL SPANISH VERSION SHALL PREVAIL]

ANNEX 2

GRIFOLS, S.A.

PAYMENT OF MANDATORY PREFERRED DIVIDEND TO CLASS B SHARES

In accordance with the resolutions passed at the Ordinary General Shareholders’ Meeting held on second call on today’s date, a preferred dividend will be distributed to Class B Shares, as per the results of fiscal year ended 31 December 2016:

Payment date: 1 June 2017

Ex-date: 30 May 2017

Class B Shares ISIN code: ES0171996095

Share name: Grifols, S.A.

Number of Class B Shares: 261,425,110

Nominal value: 0.05.-€

Treasury shares: 4,297,806

Total dividend amount: 2,614,251.-€

Gross amount per unit (deducting the treasury shares): 0.01016715.-€

Tax withheld 19% per unit (**): 0.00193176.-€

Net amount per unit: 0.00823539.-€

(**) Applicable withholding rate, generally used, notwithstanding those cases in which the retention is not applied, based on the tax nature, situation or residency of the recipient, in accordance with the regulations in force on Personal Income Tax, Corporate Income Tax and Income Tax for non-residents.

The dividend amount shall be paid as per prevailing regulations for stockholder companies, using the means provided by Iberclear for said entities.

To that end, the payment agency appointed is BBVA.

In Barcelona, on 26 May 2017

Ms. Núria Martín Barnés
Secretary to the Board of Directors

ANNEX 3

GRIFOLS, S.A.

DIVIDEND PAYMENT

In accordance with the resolutions passed at the Ordinary General Shareholders’ Meeting held on second call on today’s date, an ordinary dividend of EUR 92,659,798 against the results of the fiscal year ended as of 31 December 2016 will be distributed:

Payment date: 1 June 2017

Ex-date: 30 May 2017

ISIN code:

•   Class A Shares: ES0171996087
•   Class B Shares: ES0171996095

Share name: Grifols, S.A.

Total number of Shares representing the share capital: 687,554,908

•   Class A Shares: 426,129,798
•   Class B Shares: 261,425,110

Nominal value:

•   Class A Shares: 0.25.-€
•   Class B Shares: 0.05.-€

Treasury shares:

•   Class A Shares: 0

•   Class B Shares: 4,297,806

Total dividend amount: 92,659,798.-€

Gross amount per unit (deducting the treasury shares): 0.13561483.-€

Tax withheld 19% per unit (**): 0.02576682.-€

Net amount per unit: 0.10984801.-€

(**) Applicable withholding rate, generally used, notwithstanding those cases in which the retention is not applied, based on the tax nature, situation or residency of the recipient, in accordance with the regulations in force on Personal Income Tax, Corporate Income Tax and Income Tax for non-residents.

The dividend amount shall be paid as per prevailing regulations for stockholder companies, using the means provided by Iberclear for said entities.

To that end, the payment agency appointed is BBVA.

In Barcelona, on 26 May 2017

Ms. Núria Martín Barnés
Secretary to the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

	By:	/s/ David I. Bell
Name: David I. Bell
Title: Authorized Signatory

Date: May 26, 2017